Filed by Sibanye Stillwater Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Sibanye Gold Limited

Commission File Number: 001-35785

Date: December 5, 2019

SIBANYE GOLD LIMITED

Trading as Sibanye-Stillwater

Registration Number 2002/031431/06

Incorporated in the Republic of South Africa

Share Code: SGL (JSE) and SBGL (NYSE)

ISIN Code: ZAE000173951

(“SGL” or “the Company” or “the Group”)

SIBANYE STILLWATER LIMITED Registration Number 2014/243852/06 Incorporated in the Republic of South Africa (“Sibanye-Stillwater”)

Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

MARKET RELEASE

Posting of transaction documents and notice of scheme meeting relating to the internal restructuring of SGL to create a new holding company and listings

1. Introduction

Shareholders of SGL (“SGL Shareholders”) are referred to the firm intention announcement made by SGL and Sibanye-Stillwater on 4 October 2019, wherein it was announced that the Group is pursuing an internal restructuring, which is expected to create a more efficient Group structure.

All capitalised terms which are not defined herein, shall bear the meaning ascribed to them in the circular in respect of the Scheme (“Scheme Circular”).

2. Posting of transaction documents

We are pleased to advise that today the following documents have been posted to SGL Shareholders:

•                  the Scheme Circular containing, inter alia, the requisite resolutions for the approval of the Scheme, a notice convening a general meeting of the SGL Shareholders (“Scheme Meeting”), a form of proxy and a form of surrender and transfer; and

•                  the pre-listing statement (“Pre-Listing Statement”) required in terms of the JSE Listings Requirements, in connection with the admission to trading and listing of the Sibanye-Stillwater Shares on the main board of the JSE under the ticker symbol “SSW”.

A registration statement on Form F-4 relating to the Scheme (the “2019 Form F-4”) has been filed with the U.S. Securities Exchange Commission (the “SEC”). A registration statement on Form F-6, relating to the registration of the Sibanye-Stillwater American depositary shares (“ADSs”), representing Sibanye-Stillwater Shares, in the United States (“2019 Form F-6”), is expected to be filed in due course. The Sibanye-Stillwater ADSs are expected to be listed on the NYSE under the ticker symbol SBSW.

SGL Shareholders are further advised that the Scheme Circular, the Pre-Listing Statement and the 2019 Form F-4 (including any amendments thereto) will be available, on the Group’s website at www.sibanyestillwater.com/news-investors/news/holding-entity-change/ from today.

3. Notice of Scheme Meeting

Notice is hereby given to SGL Shareholders that a Scheme Meeting of the SGL Shareholders will be held at the SGL Academy, Rietkloof 349, Glenharvie, 1786, South Africa, at 09:00 South African time (02:00 New York time) on Thursday, 23 January 2020, to consider and, if deemed fit, pass, with or without amendment and/or modification, the resolutions set out in the Scheme Circular.

4. Important dates and times

The salient dates and times relating to the Scheme are set out below:

Key action	Day	2019/2020

Record date for SGL Shareholders to be recorded in the Register in order to be entitled to receive this Circular	Friday	29 November

Posting of Circular to SGL Shareholders and Notice of Scheme Meeting released on SENS	Thursday	5 December

Last day and time to provide Electronic Notice, to participate in the Scheme Meeting via electronic communication by 09:00 South African time (02:00 New York time)	Thursday	9 January

Last day to trade in SGL Shares in order to be recorded in the Register on the Voting Record Date (Voting Last Day to Trade)	Tuesday	14 January

Voting Record Date for SGL Shareholders to be recorded in the Register in order to be eligible to vote at the Scheme Meeting	Friday	17 January

For administrative purposes, date by which Forms of Proxy for the Scheme Meeting are requested to be lodged	Tuesday	21 January

Last date and time for SGL Shareholders to give notice to SGL objecting to Special Resolution Number 1 in terms of section 164 of the Companies Act, at any time before the voting on Special Resolution Number 1 takes place

	Thursday	23 January

Scheme Meeting at 09:00 South African time (02:00 New York time)	Thursday	23 January

Results of Scheme Meeting released on SENS	Thursday	23 January

Results of Scheme Meeting published in the South African press	Friday	24 January

If the Scheme is approved by SGL Shareholders at the Scheme Meeting:

Last day for SGL Shareholders who voted against the Scheme to require SGL to seek court approval for the Scheme in terms of section 115(3)(a) of the Companies Act	Thursday	30 January

Last day for SGL to send notice of adoption of Special Resolution Number 1 to Dissenting SGL Shareholders, in accordance with section 164 of the Companies Act	Thursday	6 February

Last day for an SGL Shareholder who voted against the Scheme to apply to court for leave to apply for a review of the Scheme in terms of section 115(3)(b) of the Companies Act	Thursday	6 February

Last day for an SGL Shareholder who gave notice to SGL objecting to the Scheme in terms of section 164 of the Companies Act, to make a demand against SGL as contemplated in section 164(7) of the Companies Act

	Thursday	5 March

The following dates assume that no court approval or review of the Scheme is required and will be confirmed in the Finalisation Date announcement if the Scheme becomes unconditional:

Expected Finalisation Date and Finalisation Date announcement expected to be released on SENS	Tuesday	11 February

Finalisation Date announcement published in the South African press	Wednesday	12 February

Application for delisting of SGL Shares to be lodged with the JSE	Thursday	13 February

Expected last day to trade in SGL Shares in order to be recorded in the Register on the Scheme Record Date (Scheme Last Day to Trade)	Tuesday	18 February

Expected date of suspension of listing of SGL Shares on the JSE	Wednesday	19 February

Expected date of admission to listing of Sibanye-Stillwater Shares on the JSE in anticipation of Implementation Date of the Scheme	Wednesday	19 February

Expected Scheme Record Date on which SGL Shareholders must be recorded in the Register to receive the Sibanye-Stillwater Shares	Friday	21 February

Expected Implementation Date of the Scheme	Monday	24 February

Expected date to have the accounts of the CSDP or Broker of Scheme Participants or the account in the name of Computershare Nominees in respect of Issuer Nominee Dematerialised Sibanye-Stillwater Shareholders, as applicable, updated with the Scheme Consideration Shares

	Monday	24 February

Expected termination of listing of SGL Shares at commencement of trade on the JSE	Tuesday	25 February

Notes:

1.                                      All dates and times in respect of the Scheme are subject to change by mutual agreement between SGL and Sibanye-Stillwater and/or to the extent required obtaining the approval of the JSE, NYSE and the Takeover Regulation Panel. The dates have been determined based on assumptions regarding the dates by which certain regulatory approvals will be obtained and that no court approval or review of the Scheme will be required. Any change to the dates and times will be released on SENS and furnished on a Form 6-K.

2.                                      As the salient dates and times are subject to change, they may not be regarded as consent or dispensation for any time periods which may be required in terms of the Companies Act or the Companies Regulations, where applicable, and any such consents or dispensations must be specifically applied for and granted.

3.                                      If the Scheme Meeting is adjourned or postponed, Forms of Proxy submitted for the initial Scheme Meeting will remain valid in respect of any adjournment or postponement of the Scheme Meeting.

4.                                      SGL Shareholders should note that as transactions in SGL Shares are settled in the electronic settlement system used by Strate, settlement of trades takes place 3 (three) Business Days after such trade. Therefore, persons who acquire SGL Shares after the Voting Last Day to Trade (expected to be Tuesday, 14 January 2020) will not be eligible to vote at the Scheme Meeting.

5.                                      If the Scheme is implemented, SGL Shares may not be Dematerialised or rematerialised after the Scheme Last Day to Trade (expected to be Tuesday, 18 February 2020).

6.                                      All times given in this Circular are, unless the context indicates to the contrary, local times in South Africa.

7.                                      For the timetable relating to SGL ADSs, SGL ADS Holders should refer to the 2019 Form F-4 (File No. 333-234096)(and any amendments thereto) and the notice and instructions provided by the ADS Depositary.

Ends.

Johannesburg.

5 December 2019

Contacts:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations

+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this announcement about SGL and Sibanye-Stillwater, as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “forsee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements are necessarily based upon the current expectations and assumptions of senior management regarding anticipated developments and other factors affecting the Sibanye-Stillwater group and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as may be required by applicable law. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL Annual Report on Form 20-F 2018 and the 2019 Form F-4 (and any amendments thereto).

IMPORTANT INFORMATION

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4 (File No. 333-234096), which includes important information with respect to the Scheme. The final registration statement on Form F-4 will be made available to the relevant security holders of SGL.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders are able to obtain free copies of the US Scheme offer document, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders are also able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.